Exhibit 99.1

Mountain Province Diamonds Announces Second Quarter 2021 Production Results, Details of Earnings Release and Conference Call

TSX and OTCQX: MPVD

TORONTO and NEW YORK, July 13, 2021 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX: MPVD) (OTCQX: MPVD) today announces production results for the second quarter ended June 30, 2021 ("the Quarter" or "Q2 2021") from the Gahcho Kué Diamond Mine ("GK Mine"). All figures are expressed in Canadian dollars unless otherwise noted.

Additionally, the Company is providing the details of its Q2 2021 earnings release and conference call. The Company will release Q2 2021 financial results after market-close on Wednesday August 4th, 2021, with the quarterly conference call on Thursday August 5th, 2021 at 11:00am EST.

Q2 Production Takeaways
(all figures reported on a 100% basis unless otherwise stated)

  811,171 ore tonnes treated, a 3% increase relative to Q2 2020, and a 30% increase relative to Q1 2021 (Q2 2020: 786,249 tonnes treated; Q1 2021, 625,852 tonnes treated)
  1,763,556 carats recovered, 14% higher than Q2 2020, and a 27% increase relative to Q1 2021 (Q2 2020: 1,547,114 carats recovered, Q1 2021: 1,392,128 carats recovered)
  3,155,684 carats recovered at the half year, on-track to meet FY21 guidance of 6,300,000 – 6,500,000 carats recovered
  Average grade of 2.17 carats per tonne, a 10% increase relative to Q2 2020 (1.97 carats per tonne)
Q2 2021 Production Figures

	2021 Q2	2020 Q2	YoY Variance
Total tonnes mined (ore and waste)	8,748,981	6,836,110	28%
Ore tonnes mined	993,283	527,664	88%
Ore tonnes treated	811,171	786,249	3%
Carats recovered	1,763,556	1,547,114	14%
Carats recovered (49% share)	864,142	758,086	14%
Recovered grade (carats per tonne)	2.17	1.97	10%

Mining and processing performance improved relative to the prior quarter, driven primarily by an increase in operating days (first quarter 2021 featured a previously disclosed unplanned 22-day operational stand-down in February). Additionally, ongoing recruitment drives for relief operators, improving weather conditions, as well as targeted equipment availability improvements have led to an improvement in mining rates.

Q2 Sales Performance and Market Outlook

As previously disclosed, during the quarter 718,549 carats were sold for total proceeds of $64.7 million (US$52.6 million), resulting in an average value of $90 per carat (US$73 per carat). This Q2/21 sales result represents a 3% increase in US$ terms relative to the 603,000 carats sold for C$ 54.2 million (US$42.7 million) in Q1/21 at (US$71 per carat). The mix of diamonds sold varied across the quarters and on a direct comparison basis, second quarter market prices are approximately 18% higher than those achieved in the first quarter. As previously reported the diamond market is extremely strong at the moment and we expect to see more evidence of this in upcoming sales.

Stuart Brown, the Company's President and Chief Executive Officer, commented:

"We're pleased to see production increasing in the second quarter, and expect the historically productive summer months to drive the recovery into Q3. With the first of the year complete and a sizeable stockpile of ore in front of the plant, we expect to hit our 2021 production guidance of 6,300,000 – 6,500,000 carats recovered."

Conference Call

The Company will release its Q2 2021 financial results on Wednesday August 4th, 2021 after market hours. The Company will host its quarterly conference call on Thursday, August 5th, 2021 at 11:00am ET.

Title: Mountain Province Diamonds Inc Q2 2021 Earnings Conference Call
Conference ID: 29264662
Date of call: August 5, 2021
Time of call: 11:00 Eastern Time
Expected Duration: 60 minutes

Webcast Link:
https://produceredition.webcasts.com/starthere.jsp?ei=1480661&tp_key=9a96ec708d

Participant Toll-Free Dial-In Number:            (+1) 888-390-0546
Participant International Dial-In Number:       (+1) 416-764-8668

A replay of the webcast and audio call will be available on the Company's website.

2021 Annual General Meeting of Shareholders

The Company invites shareholders to attend the virtual Annual General Meeting ("AGM") being held at 11:00AM EDT on Tuesday September 14th, 2021. Shareholders of record as of the close of business on August 5, 2021, being the record date, will be eligible to vote at the meeting. Complete details of the AGM are contained in the Company's 2021 Management Information Circular, which will be available on the Company's website and on SEDAR at www.sedar.com on August 10, 2021.

The meeting is being held more than six months after the 2020 year-end and the Company filed a request for extension for the AGM with the TSX on July 8, 2021 which was accepted by the TSX on July 13, 2021.

About the Company

Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué diamond mine located in Canada's Northwest Territories. The Gahcho Kué Joint Venture property consists of several kimberlites that are actively being mined, developed, and explored for future development. The Company also controls 106,202 hectares of highly prospective mineral claims and leases that surround the Gahcho Kué Joint Venture property that include an indicated mineral resource for the Kelvin kimberlite and inferred mineral resources for the Faraday kimberlites.

For further information on Mountain Province Diamonds and to receive news releases by email, visit the Company's website at www.mountainprovince.com.

Qualified Person

The disclosure in this news release of scientific and technical information regarding Mountain Province's mineral properties has been reviewed and approved by Matthew MacPhail, P.Eng., MBA, and Tom E. McCandless, Ph.D., P.Geo., both employees of Mountain Province Diamonds and Qualified Persons as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects.

Caution Regarding Forward Looking Information
This news release contains certain "forward-looking statements" and "forward-looking information" under applicable Canadian and United States securities laws concerning the business, operations and financial performance and condition of Mountain Province Diamonds Inc. Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to operational hazards, including possible disruption due to pandemic such as COVID-19, its impact on travel, self-isolation protocols and business and operations, estimated production and mine life of the project of Mountain Province; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; the future price of diamonds; the estimation of mineral reserves and resources; the ability to manage debt; capital expenditures; the ability to obtain permits for operations; liquidity; tax rates; and currency exchange rate fluctuations.  Except for statements of historical fact relating to Mountain Province, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "anticipates," "may," "can," "plans," "believes," "estimates," "expects," "projects," "targets," "intends," "likely," "will," "should," "to be", "potential" and other similar words, or statements that certain events or conditions "may", "should" or "will" occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  Many of these assumptions are based on factors and events that are not within the control of Mountain Province and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include the development of operation hazards which could arise in relation to COVID-19, including, but not limited to protocols which may be adopted to reduce the spread of COVID-19 and any impact of such protocols on Mountain Province's business and operations, variations in ore grade or recovery rates, changes in market conditions, changes in project parameters, mine sequencing; production rates; cash flow; risks relating to the availability and timeliness of permitting and governmental approvals; supply of, and demand for, diamonds; fluctuating commodity prices and currency exchange rates, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated.

These factors are discussed in greater detail in Mountain Province's most recent Annual Information Form and in the most recent MD&A filed on SEDAR, which also provide additional general assumptions in connection with these statements. Mountain Province cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Mountain Province believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Although Mountain Province has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Mountain Province undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered as the property is developed.

Further, Mountain Province may make changes to its business plans that could affect its results. The principal assets of Mountain Province are administered pursuant to a joint venture under which Mountain Province is not the operator. Mountain Province is exposed to actions taken or omissions made by the operator within its prerogative and/or determinations made by the joint venture under its terms. Such actions or omissions may impact the future performance of Mountain Province. Under its current note and revolving credit facilities Mountain Province is subject to certain limitations on its ability to pay dividends on common stock. The declaration of dividends is at the discretion of Mountain Province's Board of Directors, subject to the limitations under the Company's debt facilities, and will depend on Mountain Province's financial results, cash requirements, future prospects, and other factors deemed relevant by the Board.

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SOURCE Mountain Province Diamonds Inc.

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%CIK: 0001004530

For further information: Stuart Brown, President and CEO, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com; Matthew MacPhail, VP Corporate Development & Technical Services, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 18:01e 13-JUL-21